NEUBERGER BERMAN MANAGEMENT INC.                         [NEUBERGER BERMAN LOGO]
605 Third Avenue
New York, NY  10158-3698
Tel 212.476.9000



CONTACT:                                                       MEDIA CONTACT:
Peter Sundman                                                  Kerrie Cohen
President                                                      Lehman Brothers
Neuberger Berman Management Inc.                               (212) 526-4092
(877) 461-1899



                    NEUBERGER BERMAN REAL ESTATE INCOME FUND
               FILES MOTION IN OPPOSITION TO HOREJSI COUNTER-CLAIMS

NEW YORK, NY, October 12, 2004 -- Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) announced that yesterday the Fund filed in the United States Federal Court for the District of Maryland a motion in opposition to the counter-claims filed on October 6, 2004 by two trusts controlled by Stewart R. Horejsi. In the motion, the Fund argues that its actions taken in defense of the Fund and its stockholders in response to the unsolicited and hostile, partial tender offer by the Horejsi trusts commenced on September 10, 2004 are permitted under applicable law and that the Horejsi trusts' current ownership of Fund shares (and ownership of Fund shares that may be acquired in the Horejsi offer) violate the Investment Company Act of 1940. The District Court has scheduled a hearing on this matter for October 13, 2004.



Neuberger Berman Management Inc., the Fund's investment manager, is a subsidiary of Neuberger Berman Inc., an investment advisory company serving individuals, families, and taxable and non-taxable institutions with a broad range of investment products, services and strategies. A Lehman Brothers company, Neuberger Berman engages in wealth management services including private asset management, tax and financial planning, and personal and institutional trust services; mutual funds, institutional management and alternative investments; and professional securities services. For further information about Neuberger Berman please visit www.nb.com.

Lehman Brothers (ticker symbol NYSE: LEH), an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients, and high-net-worth individuals worldwide. Founded in 1850, Lehman Brothers maintains leadership positions in equity and fixed income sales, trading and research, investment banking, private equity, asset management and private client services. The Firm is headquartered in New York, London, and Tokyo and operates in a network of offices around the world. For further information about Lehman Brothers' services, products, and recruitment opportunities, visit our Web site at www.lehman.com.

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FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of the Fund's investment advisor to attract or retain key employees, inability of the Fund's investment advisor to implement its investment strategy, inability of the Fund to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.